EXHIBIT 12

AEP TRANSMISSION COMPANY, LLC AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2012	2013	2014	2015	2016	3/31/2017	3/31/2017
EARNINGS
Income Before Income Taxes	$22,004	$60,825	$137,317	$192,987	$286,768	$335,895	$85,486
Fixed Charges (as below)	4,716	18,408	32,556	52,509	61,950	67,570	20,274
Total Earnings	$26,720	$79,233	$169,873	$245,496	$348,718	$403,465	$105,760

FIXED CHARGES
Interest Expense	$3,242	$9,854	$21,385	$34,596	$46,034	$51,172	$15,950
Credit for Allowance for Borrowed Funds Used During Construction	1,374	8,454	11,071	17,713	15,616	16,098	4,249
Estimated Interest Element in Lease Rentals	100	100	100	200	300	300	75
Total Fixed Charges	$4,716	$18,408	$32,556	$52,509	$61,950	$67,570	$20,274

Ratio of Earnings to Fixed Charges	5.66	4.30	5.21	4.67	5.62	5.97	5.21